                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                              BOSS HOLDINGS, INC.
           --------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                ----------------------------------------------
                        (Title of Class of Securities)


                                 1011B 10 1 7
                ----------------------------------------------
                                (CUSIP Number)

                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                           CLAYTON, MISSOURI 63105
     --------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                5-24-2001
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement: [  ]

    (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such claim.) (See Rule 13d-7.)

    Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 2 OF 7 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GINARRA PARTNERS, L.L.C.
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             266,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         266,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         266,498
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [ ]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.77%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         OO
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 3 OF 7 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GRAZIADIO FAMILY TRUST, U/D/T 10/13/75
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             140,453
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         140,453
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         140,453
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [ ]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.26%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         OO
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 4 OF 7 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. LOUIS GRAZIADIO, III
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         PF
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             419,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         419,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         153,000
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [X]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.91%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------

    This statement is the eleventh amendment to a statement on Schedule 13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation ("Company"), by a group consisting of Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 (the "Trust"), and G. Louis Graziadio, III. This amendment amends Items 5 and 7 of Amendment No. 10 filed on January 12, 2001, by the Reporting Persons ("Amendment No. 10").

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amendment No. 10 is amended to read in its entirety as follows:

    (a) As of May 31, 2001, Ginarra Partners beneficially owned 266,498 shares (13.77%) of Common Stock, the Trust beneficially owned 140,453 shares (7.26%) of Common Stock, and Mr. Graziadio beneficially owned 153,000 shares (7.91%) of Common Stock (30,000 shares of which are deemed owned by him on account of currently exercisable stock options). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 1,934,904 shares of Common Stock represented to be outstanding as of April 30, 2001 by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Persons.

    (b) The responses of the Reporting Persons to Items 7 through 11 of the respective cover pages to this Amendment No. 11 which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. As a trustee of the Trust, Mr. Bardack is deemed to have the full authority and power to vote or direct the vote, and full authority and power to dispose or direct the disposition, of the 140,453 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the manager of Ginarra Partners, Mr. Graziadio is deemed (subject to members' rights of approval) to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 266,498 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 153,000 shares of Common Stock which he owns individually.

    (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock, all of which, except as otherwise noted, took place on the open market:

                         Graziadio Family Trust
                         ----------------------
            Date              Amount                  Price
            ----              ------                  -----
            04/02/2001         2,500                  1.6875
            04/16/2001         2,500                  1.9375
            05/16/2001         4,000                  2.00
            05/18/2001         3,000                  2.05
            05/24/2001        10,000                  2.00

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

    (a)     Joint Filing Agreement (Exhibit II).

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2001         GINARRA PARTNERS, L.L.C.

                           By: Second Southern Corp., manager


                               By: /s/ G. Louis Graziadio, III
                                   ----------------------------------
                                      Name:  G. Louis Graziadio, III
                                      Title: Chief Executive Officer


Date: June 4, 2001         GRAZIADIO FAMILY TRUST, UDT 10/13/75


                           By: /s/ Phillip M. Bardack
                               ------------------------------
                                   Name:   Phillip M. Bardack
                                   Title:  Trustee



Date: June 4, 2001         /s/ G. Louis Graziadio, III
                           ----------------------------------
                               G. Louis Graziadio, III

                                  EXHIBIT II
                                  ----------

                            JOINT FILING AGREEMENT

    The undersigned each hereby agree that the Amendment No. 11 to Schedule 13D filed herewith, relating to the Common Stock of Boss Holdings, Inc., is filed on behalf of each of the undersigned.

Date:   June 4, 2001

                            GINARRA PARTNERS, L.L.C.

                            By: Second Southern Corp., manager

                                By:  /s/ G. Louis Graziadio, III
                                     -----------------------------------
                                         Name:   G. Louis Graziadio, III
                                         Title:  Chief Executive Officer


                            GRAZIADIO FAMILY TRUST, UDT 10/13/75

                            By:  /s/ Phillip M. Bardack
                                 ------------------------------
                                     Name:  Phillip M. Bardack
                                     Title: Trustee



                            /s/ G. Louis Graziadio, III
                            -------------------------------
                                G. Louis Graziadio, III